Capitol Federal Financial, Inc.
NASDAQ: CFFN

True Blue® For Over 115 Years

 **CAPITOL FEDERAL FINANCIAL, INC.**

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

 **CAPITOL FEDERAL FINANCIAL, INC.**

Corporate Structure





Financial Condition

(in thousands)	September 30, 2011	September 30, 2010
Total Assets	$ 9,450,799	$ 8,487,130
Loans	$ 5,149,734	$ 5,168,202
Deposits	$ 4,495,173	$ 4,386,310
Total Borrowings	$ 2,894,462	$ 3,016,980
Stockholders' Equity	$ 1,939,529	$ 961,950
Book Value per share	$ 11.98	$ 13.11

 CAPITOL FEDERAL FINANCIAL, INC.

Financial Results and Ratios

For the Fiscal Year Ended September 30, 2011

	Actual (GAAP)	Contribution to Foundation	Adjusted [1] (Non-GAAP)
	(Dollars in thousands, except per share data)		
Net income [2]	$38,403	($26,000)	$64,403
Operating expenses	132,317	40,000	92,317
Basic earnings per share	0.24	(0.16)	0.40
Diluted earnings per share	0.24	(0.16)	0.40
Return on average assets (annualized)	0.41%	(0.27)%	0.68%
Return on average equity (annualized)	2.20%	(1.49)%	3.69%
Operating expense ratio	1.40%	0.42%	0.98%
Efficiency ratio	68.30%	20.65%	47.65%

[1] The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.

[2] The net adjustment for the contribution to the Foundation of $26.0 million reflects the $14.0 million income tax benefit associated with the $40.0 million contribution.

 **CAPITOL FEDERAL FINANCIAL, INC.**

Management Strategy

- **Single-Family Portfolio Lender**
- **Retail Financial Services**
- **Interest Rate Risk Management**
- **Excellent Asset Quality**
- **Strong Capital Position**
- **Stockholder Value**

 **CAPITOL FEDERAL FINANCIAL, INC.**

Asset Distribution



Investment Securities, 15%
FHLB Stock, 1%
Other Assets, 2%
Cash and cash equivalents, 1%
Mortgage-backed Securities, 26%
Loans, 55%

Asset Distribution as of September 30, 2011



Other Real Estate 2.0%
Consumer 3.3%
1-4 Family 94.7%

Loan Distribution as of September 30, 2011



CAPITOL FEDERAL FINANCIAL, INC.

Loan Portfolio Quality

- Continue to adhere to traditional underwriting standards

- Require full documentation to qualify borrowers

- Did not participate in subprime, Alt-A, or negative amortization lending

 **CAPITOL FEDERAL FINANCIAL, INC.**

Loan Portfolio Quality



■ Non-performing Loans to Total Loans ■ ACL to Non-performing loans

CAPITOL FEDERAL FINANCIAL, INC.

Loan Portfolio Quality

- Weighted average loan-to-value ratio of 1-4 family loans is 65% as of September 30, 2011

- Weighted average credit score of borrowers of 1-4 family loans is 760 as of September 30, 2011

 **CAPITOL FEDERAL FINANCIAL, INC.**

Loan Portfolio Quality

- Non-performing loans to total loans* remains consistently low, at
    - September 30, 2011: 0.51%
    - September 30, 2010: 0.62%
    - September 30, 2009: 0.55%

    *Ratio for Bank-defined peer group of OTS regulated institutions with assets >$5 billion at June 30, 2011 was 3.5%.

    Source: SNL

 **CAPITOL FEDERAL FINANCIAL, INC.**

Strong Capital Position

At September 30, 2011:

	Bank Ratios	Regulatory Requirement for "Well-Capitalized" Status
Tangible Equity Ratio	15.1%	N/A
Tier 1 (Core) Capital	15.1%	5.0%
Tier 1 Risk-Based Capital	37.9%	6.0%
Total Risk-Based Capital	38.3%	10.0%

 CAPITOL FEDERAL FINANCIAL, INC.

Stockholder Value

- The Board of Directors intends to continue to pay regular quarterly and special year-end cash dividends.

- The regular quarterly dividend is $0.075 per share.

- For fiscal years 2011 and 2012 we intend to pay 100% of our net income (exclusive of our contribution to the charitable foundation) in a combination of quarterly and special year-end dividends.

 **CAPITOL FEDERAL FINANCIAL, INC.**

Calendar Year Dividend History

(in thousands)

$180,000	
$160,000	
$140,000	
$120,000	
$100,000	
$80,000	
$60,000	
$40,000	
$20,000	
$0	

CY 99   CY 00   CY 01   CY 02   CY 03   CY 04   CY 05   CY 06   CY 07   CY 08   CY 09   CY 10   CY 11

 **CAPITOL FEDERAL FINANCIAL, INC.**

Calendar Year 2011 Dividends

Regular quarterly dividends (February, May, August)	$36,314,992
"Welcome" dividend	96,838,953
Regular quarterly dividends declared (November)	12,145,035
Special year-end dividend declared (December)	16,193,381
Total dividends paid in calendar year 2011	$161,492,361

 CAPITOL FEDERAL FINANCIAL, INC.

Questions?

Thank you for attending.

 **CAPITOL FEDERAL FINANCIAL, INC.**